FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

November 9, 2009	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated March 3, 2009

EXHIBIT 99.1

For Immediate Release: NR 09-07

EXETER SIGNS DEFINITIVE AGREEMENT ON CERRO MORO EXTENSION – DRILLING TO PROCEED

Vancouver, B. C., March 3, 2009 – Exeter Resource Corporation (NYSE Alternext:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to report that it has signed a definitive agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a mining company owned by the government of Santa Cruz Province, Argentina. Following the signing of the agreement at the Prospectors and Developers Conference in Toronto, Exeter and Fomicruz will now proceed to drill test potential extensions to the high grade Escondida vein at Cerro Moro.

The agreement allows for Exeter to acquire an 80% interest in 760 square kilometres (293 square miles) of licences (the “Fomicruz Licences”), which surround the Company’s Cerro Moro project and are owned by Fomicruz, by spending US$10 million over a number of years. It further allows for Fomicruz to acquire a five percent participating interest in the Cerro Moro project following the granting of mining permits. The Company will manage the exploration and potential future development of both the Cerro Moro project and the Fomicruz Licences, and will fund all exploration and development costs. Fomicruz will repay a portion of those costs from 50% of its share of net revenue from future operations.

The Company will now contract two drilling rigs, one to test the potential extension of the Escondida vein on the Fomicruz Licences, and the second to in-fill drill the known Escondida vein. The in-fill drilling will focus in particular on better defining high grade mineralization intersected on 80 metre spaced drill sections.

An initial National Instrument 43-101 (“NI 43-101”) compliant resources estimate for Cerro Moro is currently being prepared and is expected to be released in May.

All results from the previous drilling program at Cerro Moro have now been received and significant unreported results from 20 diamond drill holes from the Escondida vein include:

•

2.57 metres (“m”) (8.4 feet (“ft”)) at a grade of 25.8 grams per tonne (“g/t”) gold (0.75 ounces per ton (“oz/ton”)) and 424 g/t silver (12.30 oz/ton), for a gold equivalent grade* of 32.8 g/t (0.95 oz/ton), from a down hole depth of 47.65 m (156.3 ft), in hole MD459.

•

0.30 m (1.0 ft) at a grade of 64.8 g/t gold (1.88 oz/ton) and 46 g/t silver (1.33 oz/ton), for a gold equivalent grade* of 65.6 g/t (1.90 oz/ton), from a down hole depth of 166.32 m (545.7 ft), in hole MD451.

•

0.32 m (1.0 ft) at a grade of 16.9 g/t gold (0.49 oz/ton) and 128 g/t silver (3.71 oz/ton), for a gold equivalent grade* of 19.0 g/t (0.55 oz/ton), from a down hole depth of 318.93 m (1,046.4 ft), in hole MD460.

•

1.66 m (5.4 ft) at a grade of 5.9 g/t gold (0.17 oz/ton) and 160 g/t silver (4.64 oz/ton), for a gold equivalent grade* of 8.6 g/t (0.25 oz/ton), from a down hole depth of 166.75 m (547.1 ft), in hole MD450.

* Note: Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery. All intervals calculated at a 1.0 g/t gold equivalent cut-off.

Results from other drill holes, including those drilled in our “discovery drilling program” which was suspended last year due to the global financial credit crisis, are now posted on our website.

Exeter’s Chairman, Yale Simpson, stated: “We are very pleased to have entered into a definitive agreement with Fomicruz and plan to resume drilling programs at Cerro Moro. Based on geological and geophysical evidence, we are very optimistic that additional high grade to bonanza grade gold-silver zones will repeat along the Escondida trend.”

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 1.0 g/t gold equivalent cut-off grade, with no cutting of high grades. RC percussion drill samples are collected using a cyclone in one metre intervals; most samples are then composited into three metre samples. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza, Argentina and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, all ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by ALS Chemex. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the RC percussion drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in NI 43-101, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. Following the closing of its recent equity financing, the Company has $41 million in its treasury.

The Caspiche gold-copper discovery is situated in the Maricunga gold district of Chile, between the Refugio mine (Kinross Gold Corp.) and the giant Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). The Company expects to release a preliminary NI 43-101 compliant resources estimate, which includes all results to the end of December, 2008, early in the second quarter of 2009. Drilling currently underway will be included in an updated NI 43-101 compliant resources estimate expected in September 2009. The initial resource target is large, reflecting results to date and the scale of similar gold and/or gold-copper porphyry systems in the immediate area.

Exeter’s priority on its Cerro Moro high grade gold-silver property in Argentina is the Escondida vein where drilling has returned multiple intercepts of 12-18 g/t gold equivalent** over potentially mineable widths. The results from drilling to December 2008 will be used to produce a NI 43-101 compliant resources estimate, expected during the second quarter of 2009. Exeter will continue to develop its conceptual models so that on receipt of a NI 43-101 resources estimate, it can advance the project to the scoping study level.

No site work is planned on the Don Sixto gold-silver project in Argentina over the next quarter. The Company will continue to work with provincial authorities and with representatives of other mining companies, to effect amendment to the 2007 legislation that banned the use of cyanide in mining operations in Mendoza Province.

**	Note: Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

2

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. Forward-looking statements include, but are not limited to, the Company’s belief as to the extent and timing of its drilling programs and exploration results, the potential tonnage and grades of deposits, timing and establishment of resources estimates, potential for financing its activities, potential production from its properties and expected cash reserves. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While the Company has based this forward-looking information on its expectations about future events as at the date that such information was prepared, the information is not a guarantee of the Company’s future performance and is subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward looking information. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, among others, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors, as well as those factors discussed in the Company’s Annual Information Form for the financial year ended December 31, 2007, dated March 28, 2008 filed with the Canadian Securities Administrators and available at www.sedar.com. Subject to applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

3